UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.

(Name of Filing Person (Offeror))

Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to: Nicholas A. Kronfeld

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$735,991,517.02	$68,250.00

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $735,991,517.02 for 561,353,228 outstanding Series B Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”). The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of Ps.20.2120/U.S. dollar as of October 22, 2021, as announced by the Federal Reserve Board as of October 25, 2021.

(2)	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68,250.00	Filing Party:	Banco Santander, S.A.
Form of Registration No.:	Schedule TO	Date Filed:	November 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 3, 2021 (the “Schedule TO”) by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Purchaser”). This Schedule TO relates to the offer by Purchaser (the “U.S. Offer”) to acquire the outstanding Series B shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and all Series B Shares represented by American depositary shares (the “ADSs,” with each ADS representing five Series B Shares) from all holders, in each case other than any Series B Shares and ADSs that are directly or indirectly owned by the Purchaser, at a purchase price of Ps. 26.50 in cash per Series B Share or the U.S. dollar equivalent of Ps. 132.50 per ADS, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2021 (the “Offer to Purchase”), and the related letters of transmittal or form of acceptance, as applicable. In addition, the Purchaser made a concurrent separate all cash tender offer on equivalent terms (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Mexicoto acquire all the issued and outstanding Series B shares.

The information set forth in the Offer to Purchase, including all schedules thereto, the related Letters of Transmittal, and form of acceptance are hereby expressly incorporated herein by reference in response to all items of this Schedule TO.

Items 1 to 11

Items 1 to 11 of the Schedule TO are hereby amended and supplemented as follows:

At 5:00 p.m. Eastern time on December 7, 2021 the offering period for the Offers had expired as scheduled. As of the expiration of the offering periods, a total of 195,263,732.00 Series B Shares and 22,166,527.81 ADSs, representing in the aggregate approximately 4.51% of the Company’s share capital, were validly tendered in the Offers. These amounts include 1,209,700.00 ADSs tendered via notice of guaranteed delivery and not yet delivered as of the date of this amendment. All conditions to the Offers having been satisfied, Purchaser accepted for payment, and expects to pay for, all Series B Shares and ADSs properly tendered and not validly withdrawn pursuant to the Offers at a purchase price of Ps. 26.50 for each Series B Share and U.S.$ 6.2486 for each ADS (the U.S. dollar equivalent of Ps.132.50 per ADS based on the U.S.$/Ps. exchange rate on the December 7, 2021 as published in the Mexican Federal Official Gazette). As a result, Purchaser’s shareholding in the Company will increase to approximately 96.16% of its share capital, assuming all ADSs tendered via notice of guaranteed delivery are timely delivered.

Item 12.	Exhibits

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(viii)

Material Fact issued by Purchaser, dated December 7, 2021, announcing the result of the tender offers

(incorporated by reference to Purchaser’s filing on Form 6-K, filed with the SEC on December 8, 2021).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name:	Javier Illescas
Title:	Group Executive Vice President

Date: December 7, 2021